

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03028894

DC
NO ACT
P.E 5.27.03
1-31267

August 4, 2003

Ronnie Lyon
Vice President/General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, TX 75090

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/4/2003

Re: Cap Rock Energy Corporation
Incoming letter dated May 27, 2003

Dear Mr. Lyon:

This is in response to your letters dated May 27, 2003 and July 31, 2003 concerning the shareholder proposal submitted to Cap Rock by Harold Hoelscher. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
AUG 07 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Harold Hoelscher
1500 FM 3093
Garden City, TX 79739


nergy

July 31, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Cap Rock Energy Corporation- Exclusion of Shareholder Proposal Submitted by Rodney Gully Pursuant to Rule 14a-8

Re: Cap Rock Energy Corporation- Exclusion of Shareholder Proposal Submitted by Harold Hoelscher Pursuant to Rule 14a-8

Ladies and Gentlemen:

On May 27, 2003, I submitted by Federal Express separate no-action requests to the Staff on behalf of Cap Rock Energy Corporation in connection with shareholder proposals submitted by Rodney Gully and Harold Hoelscher. In accordance with Rule 14a-8(j), I am Federal Expressing six copies of this letter to the Staff. A copy of this letter is also being sent to each of the Proponents by mail.

As described in my previous letters, in accordance with Rule 14-8(f), Cap Rock advised the Proponents by letter dated May 9, 2003 of the eligibility requirements set forth in Rule 14a-8(b), that their proposals contained procedural deficiencies which needed to be corrected, and of the time frame for their response. To date Cap Rock has received no response from either Proponent. While the Company believes the Proposals are excludable on a number of grounds as set forth in my letter of May 27, 2003, it is clear that the Proposals are excludable under Rule 14a-8(f) because more than 14 days have passed since the receipt of the Company's letter of May 9, 2003.

As indicated in my letter of May 27, 2003, Cap Rock plans to file definitive proxy materials with the Commission on August 18, 2003. Cap Rock also plans to mail its proxy materials on that date. Cap Rock is in the process of finalizing its proxy materials for printing and respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if Cap Rock excludes the Proposals. Due to the time constraints for printing and mailing its proxy materials, Cap Rock would appreciate the Staff's response at it's earliest convenience.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter and my letter of May 27, 2003, or if you have any questions regarding the Proposals or this request, please contact the undersigned at (903) 813-0377.

Sincerely,



Ronnie Lyon
Vice President/ General Counsel

cc: Mr. Rodney Gully
Mr. Harold Hoelscher


nergy

RECEIVED
2003 MAY 28 PM 3:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 27, 2003

VIA FEDERAL EXPRESS

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Cap Rock Energy Corporation - Exclusion of Shareholder Proposal Submitted by Harold Hoelscher Pursuant to Rule 14a-8

Ladies and Gentlemen:

Cap Rock Energy Corporation ("Cap Rock") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to exclude shareholder proposals from its proxy statement and form of proxy for Cap Rock's 2003 annual meeting of shareholders (the "2003 Proxy Materials"), pursuant to Rule 14-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection therewith, Cap Rock respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) paper copies of this letter, the Proposals and the additional enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail. The Company presently expects to file its definitive Proxy Materials with the Commission on or about August 18, 2003.

Summary of the Company's Position:

We believe that the Proposals may be excluded from the 2003 Proxy Materials pursuant to the following rules:

• Rule 14a-8(e) and Rule 14a-8(f)(1), because the Proponent did not submit the proposals prior to the deadline for submitting a proposal;

• Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Cap Rock's request for the required relevant information;

• Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to Cap Rock for inclusion in Cap Rock's 2003 Proxy Materials and did not revise its letter to include only one proposal in response to Cap Rock's request that the Proponent comply with the "one proposal" requirement;

• Rule 14a-8(i)(1), because the Proposals, unless revised, are not a proper subject for action by stockholders under the laws of the state of Texas;

• Rule 14a-8(i)(7), because the Proposals concern Cap Rock's ordinary business operations;

• Rule 14a-8(i)(3), because the Proposals contain false and misleading statements in violation of Rule 14a-9 and would violate the Commission's proxy rules;

• Rule 14a-8(i)(10), because certain of the Proposals have been substantially implemented;

• Rule 14a-8(i)(4), because the Proposals constitute a personal grievance;

• Rule 14a-8(i)(6), because the Company lacks the power or authority to implement Proposals numbered 1 and 2; and

• Rule 14a-8(i)(8), because the Proposal improperly relates to the election of the Company's directors.

Background

On April 29, 2003, Mr. Ronald W. Lyon, Corporate Secretary and General Counsel of Cap Rock received a facsimile of a letter (attached as Exhibit A) at his office in Sherman, Texas from Messrs. Harold Hoelscher (the "Proponent") and Rodney Gully (together the "Proponents") containing six numbered shareholder proposals for inclusion in Cap Rock's 2003 Proxy Materials. On May 2, 2003 the Proponent's letter, dated April 27, 2003, was received by certified mail/return receipt at the executive offices of Cap Rock in Midland, Texas. A copy of the date stamped envelope is attached as Exhibit B.

In accordance with Rule 14a-8(f), Cap Rock advised the Proponent by letter dated May 9, 2003, (attached as Exhibit C) transmitted by facsimile to the number contained on the Proponent's facsimile cover page and by Federal Express to the address provided:

• of the eligibility requirements set forth in Rule 14a-8(b);

• that, Rule 14a-8 limits the number of proposals a shareholder may submit for a particular shareholders' meeting;

• that Rule 14a-8 requires proposals to state as clearly as possible the course of action the Company should follow and that the proposals did not comply with the requirements of Rule 14a-8;

• requested the Proponent to demonstrate that he met the eligibility requirements to submit a shareholder proposal under Rule 14a-8;

• requested the Proponents to correct the procedural requirements noted above;

• notified the Proponents of the time frame for their response; and

• stated that the Company could assert substantive arguments against including the Proposals under Rule 14a-8.

The Company's facsimile was received on May 9, 2003, as evidenced by the enclosed transmission verification report (attached as Exhibit D). Mr. Hoelscher by Federal Express also received the Company's letter on May 13. 2003 (verification attached as Exhibit E). Federal Express attempted delivery to Mr. Gully on May 12 and May 13 and delivered the letter on May 14, 2003 (email verification attached as Exhibit F). On May 14, 2003 the Company also mailed the letter by certified mail/return receipt to Mr. Gully. As of the date hereof Cap Rock has not received any response to its May 9 letter.

Grounds for Exclusion of the Proposals

I. The Proponent Failed to Timely Submit the Proposals in Violation of Rule 14a-8(e)

The Company believes that the Proposals may be omitted from the 2003 Proxy Materials pursuant to Rules 14a-8(e) and (f). Under Rule 14a-8(e), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting; or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the date is a reasonable time before the company begins to print and mail its proxy materials. The date of the Company's proxy statement released to shareholders in connection with the Company's 2002 Proxy Statement was November 8, 2002. In its 2002 Proxy Statement the Company stated that the 2003 annual Meeting was tentatively scheduled for August 27, 2003. The Company is considering delaying the meeting date to September 16, which would be within 30 days of the date announced in the 2002 Proxy Materials. The 2002 Proxy Statement stated that the deadline for shareholder proposals to be included in the 2003 Proxy Materials was April 30, 2003. April 30, 2003 was specified as the deadline because the Company believed that date to be a reasonable time before the Company begins to print and mail its proxy materials and is approximately 120 days prior to the anticipated date of the meeting. The Company's By-Laws require shareholder proposals to be received not less than 120 days prior to an Annual Meeting. Both Rule 14a-8(e)(2) and the Company's By-Laws require notices of shareholder proposals to be received prior to the deadline for submission at the company's "principal executive offices". Accordingly, the deadline for submitting a proposal for inclusion in the 2003 Proxy Materials was April 30, 2003. This deadline was clearly set forth in the Company's 2002 Proxy Statement. The Company received the Proponents' letter, dated April 27, 2003, at its principal executive offices on May 2, 2003 (date stamped envelope attached as Exhibit B).

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). See, e.g., Wendy's International (avail. January 6, 2003); UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2002); and Sara Lee Corporation (avail. July 19, 2002).

Because the Proponent failed to timely submit the Proposals and the Company followed the procedural requirements of Rule 14a-8(f) as set forth above, the Company believes it may properly exclude the Proposals from the Company's 2003 Proxy Materials under Rule 14a-8(e).

II. The Proponent is Ineligible to Submit the Proposal Under Rule 14a-8(b)

Under Rule 14a-8(b), to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal (and must continue to hold those securities through the date of the meeting). Rule 14a-8(b) further requires that the Proponent prove its eligibility by submitting to the Company a written statement from the record owner of the Proponent's shares verifying that, at the time the proposal was submitted, the Proponent continuously held the shares for at least one year.

As noted above, the Company notified the Proponent in its May 9, 2003, letter that the Company could not locate him in its records as a registered shareholder and requested additional information as to the registration of his shares or, if a beneficial holder, that the Company required verification of beneficial ownership of Cap Rock common stock, as required under Rule 14a-8(b)(2). As indicated in the Transmission Verification Report attached as Exhibit D, the Proponent received the Company's letter by facsimile on May 9, 2003. Mr. Hoelscher by Federal Express also received the Company's letter on May 13, 2003, as indicated by the Federal Express delivery confirmation attached as Exhibit E. Federal Express attempted delivery to Mr. Gully on May 12 and May 13, 2003. On May 14, 2003 the Company mailed the letter by certified mail/return receipt to Mr. Gully. Mr. Gully received the letter by Federal Express on May 14, 2003, as indicated by the Federal Express verification attached as Exhibit F. The 14-day period for response expired on May 23.

As of the date of this letter, the Company has not yet received the requested verification, and if not received in proper order by May 23 the Proposals are excludable under Rule 14a-8(f) because 14 days have passed since the Proponent's receipt of the Company's

May 9, 2003 letter. In the event the Company receives a response from the Proponent it will promptly update its no-action request.

III. The Proposals exceed the number of proposals that may be submitted by a proponent for a particular shareholders' meeting in violation of Rule 14a-8(c)

Under Rule 14a-8(f)(1), the Company believes that it may exclude the Proposals from the 2003 Proxy Materials because the Proponent submitted more than one proposal to Cap Rock for inclusion in the 2003 Proxy Materials, thus failing to meet the requirements of Rule 14-a-8(c). Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of six (6) numbered proposals with one proposal, number 4 itself constituting two (2) separate proposals. Proposal number 4 first calls for election of the complete board of directors and second, allowing the shareholders to voice opinions due to transition to corporate structure. Therefore the Proponent submitted seven (7) separate and distinct proposals rather than just one proposal.

The Staff consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See, e.g., American Electric Power Co., Inc. (avail. Jan. 2, 2001); First Federal Bankshares, Inc. (avail. Sept. 18, 2000); IGEN International, Inc. (avail. Jul. 3, 2000); and Fotoball USA, Inc. (avail. May 6, 1997). In Fotoball, the Staff granted the company's no-action request with respect to the exclusion of several distinct stockholder proposals requiring minimum director shareholdings, paying directors in stock or options, and prohibiting non- employee directors from performing other services for the company. And, in IGEN International, the company was permitted to exclude seven separate proposals covering a wide range of unrelated issues.

In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. See Exchange Act Release No. 12,999 (November 22, 1976). For example, in Computer Horizons Corp. (avail. Apr. 1, 1993), a stockholder submitted a proposal recommending that the board modify or terminate each plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Since the elements of this proposal all related to the single concept of eliminating anti-takeover defenses, they were deemed to constitute one proposal. See also Lockheed Corp. (avail. Mar. 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal). Unlike the proposals at issue in Computer Horizons and Lockheed, the Proposals submitted by the Proponent are not related to a specific, single, well-defined unifying concept and are more analogous to the proposals in Fotoball and IGEN International. Thus, Proponent's Proposals consist of more than one proposal in violation of Rule 14-a8(c).

Pursuant to Rule 14a-8(f)(1), in its letter dated May 9, 2003, Cap Rock informed the Proponent of the requirements of Rule 14a-8(c), informed the Proponent that he would need to revise his letter of April 27 to include only one proposal, and indicated that the Proponent's response had to be postmarked or transmitted electronically within 14 days of receiving Cap Rock's letter. See Exhibit C. As previously discussed, the Proponent has not responded as of the date of this letter.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to cure the procedural deficiencies to satisfy the "one proposal" requirements of Rule 14-a8(c), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. See Texaco (avail. Jan. 16, 2001) (stating that "[w]e are unable to concur in your view that Texaco may exclude the second proposal under Rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in Rule 14a-8(c), it appears that Texaco did not request that the proponent reduce the proposals to cure the deficiency as required by Rule 14a-8(f)." (emphasis added))

Cap Rock satisfied its obligation under Rule 14a-8 (as articulated in Texaco) through its May 9 letter to the Proponent, which:

- explicitly stated the "one proposal" requirements of Rule 14a-8(c);

- requested that the Proponent revise its letter to reduce the number of proposals to one proposal in order to cure the deficiency as required by Rule 14 a-8(c); and

- explicitly stated that the Proponent's response had to be postmarked or electronically transmitted within 14 days after receiving Cap Rock's letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to satisfy the procedural requirements of Rules 14a-8(c) and (f)(1) where the company satisfies its notice obligation by informing the proponent of the procedural deficiency. See, e.g., Fotoball USA, Inc. (avail. Apr. 3, 2001) (stating that "a shareholder proposal, which relates to the sale of [the] company, directors independence and the formation of a shareholder advisory committee, may be omitted from the company's proxy material under Rules 14a-8(c) and (f) where the proponent exceeded the one proposal limitation."); American Electric Power Co., Inc. (avail. Jan. 2, 2001) (stating that "a shareholder proposal, which relates to the tenure, meetings and compensation of [the] company's board of directors, may be omitted from the company's proxy material under Rule 14a-8(c) and (f) because the proponent exceeded the one proposal limitation."); and IGEN International, Inc. (avail. Jul. 3, 2000) (stating that "[s]even shareholder proposals, which concern increasing the number of board members and other matters, may be omitted from the company's proxy material under Rule 14a-8(f). The staff particularly notes that the proponent submitted more than one proposal and so exceeded the limitation in Rule 14a-

8(c), and that the proponent failed to reduce the number of proposals upon the company's request.")

Accordingly, we believe that the Company may exclude the Proposals under Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proposals consist of multiple unrelated proposals and the Proponent failed to revise its letter to reduce the number of proposals to one.

As of the date of this letter, the Company has not yet received the requested correction of the procedural requirements relating to the number of proposals submitted, and if not electronically transmitted or post marked by May 23 the Proposals are excludable under Rule 14a-8(f) because 14 days have passed since the Proponent's receipt of the Company's May 9, 2003 letter. In the event the Company receives a response from the Proponent it will promptly update its no-action request.

IV. The Proposals, unless revised, are not a proper subject for action by shareholders under the laws of the State of Texas

The Company is a Texas business corporation and it is therefore subject to the Texas Business Corporation Act (the "TBCA"). Art. 2.31 of the TBCA provides that, except in certain limited circumstances which are not relevant here, "the powers of a corporation shall be exercised by and under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors of the corporation." The Proposals would mandate specific actions by the Company's shareholders that fall squarely within the scope of the rights and duties conferred upon the Company's board of directors under the TBCA, and as a lawyer licensed to practice law in the State of Texas, it is my opinion that the Proposals are not a subject for action by the Company's shareholders under the laws of the State of Texas.

The Staff has consistently allowed a company to exclude a shareholder proposal pursuant to Rule 14a-8(i)(1) that mandates or directs a company's board of directors to take a specified action that is within the authority granted to the company's board of directors under state law unless the proposal is revised as a recommendation or request by the proponent. See, e.g., Dow Jones & Company (Nov. 30, 1995) (involving a proposal commanding a company's board of directors to adopt and implement a policy of confidential voting). By mandating that the Company take certain actions, the Proposals infringe on the powers exclusively granted to the Company's board of directors under the TBCA and thus may be properly excluded under Rule 14a-8(i)(1). See, ICN Pharmaceuticals, Inc. (avail. Apr. 4, 2001)(involving the exclusion as an improper subject for shareholder action under applicable state law of a shareholder proposal which instructed the company's board of directors to arrange for the prompt sale of the company to the highest bidder by means of an auction).

For the reasons set forth above, the Company believes that all of the Proposals are excludable from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(1). In the alternative, we believe that the Staff should require the Proponent to revise the Proposals as a recommendation or request. However, as indicated in other sections of this letter, the Proponent has not responded to the Company's letter informing him of the deficiencies of the Proposals.

V. The Proposals constitute a personal grievance

The Staff has stated that Rule 14a-8(i)(4) is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the shareholders generally." SEC Release No. 34-20091. The Company believes that the Proposals were submitted as a means of addressing personal grievances and should be properly excluded pursuant to the Rule.

The Proponents are some of the leaders of a dissident group of former members of Cap Rock Electric Cooperative, Inc. (the "Cooperative"), the Company's predecessor, and they are currently customers of the Company. As members and leaders of the St. Lawrence Cotton Growers Association, the Proponents actively and aggressively opposed the reorganization of the Cooperative from a member-owned electric cooperative into a shareholder-owned business corporation (the "Reorganization") and the transfer of the Certificate of Convenience and Necessity (i.e., the license issued by the State of Texas to a utility to serve its customers) from the Cooperative to the Company, all for the primary purpose, we believe, of trying to keep the Company from implementing and continuing a much needed (and long overdue) increase in the rates the customers in their service area are required to pay for electricity.

The Proponents did not choose to receive stock of the Company in connection with the Reorganization. Instead, we believe that if they own any stock at all, they purchased it as another means of trying to put pressure on the Company to achieve their personal objectives. The Proponents and their followers constitute less than one percent(1%) of the customers and revenues of the Company. The Reorganization was approved by a vote of 4918 to 47 and the desire of the Proponents to overturn the structure that was implemented as a result of this vote, which they have repeatedly expressed through legal counsel in a variety of documents filed with the Texas Public Utilities Commission, is contrary to the vast majority of the shareholders of the Company. As an illustration of the Proponents' motives see the May 1, 2003 article from the Martin County Messenger attached as Exhibit G. Based on the Company's recent history with the Proponents, we believe that the Proposals are yet another attempt by the Proponents to create a public forum to air their grievances against the Company and its management, and for this reason, we believe that the Proposals should be excluded.

VI. The Proposals concern Cap Rock's ordinary business operations

The Proponent's Proposal number 3 impermissibly micro-manages the Company's accounting policies by mandating an "independent audit of financial statements of Cap Rock including all subsidiaries, dating back to five (5) years prior to the period when Arthur Andersen was accounting firm for company" See Exhibit A, Proposal 3. The Staff has consistently concurred that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In Conseco, Inc. (avail. Apr. 18, 2000), stockholders requested that a committee of the company's board of directors develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending. The stockholders expressed concern over possible losses from inadequate risk analysis. The Staff permitted exclusion under Rule 14a-8(i)(7) because the proposal involved "accounting methods and the presentation of financial statements in reports to shareholders." In The Travelers Group Inc. (avail. Feb. 5, 1998), a stockholder requested that the company adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7) "because it relate[d] to the Company's ordinary business operations (i.e., accounting methods)." Similarly, in Potomac Electric Power Company (avail. Mar. 1, 1991), a stockholder proposal requested that the company amend its financial statements to account for contingent liabilities to which the Proponent believed the company was exposed. The Staff permitted exclusion of the proposal "since it deal[t] with a matter relating to the conduct of the Company's ordinary business operations (i.e., the accounting policies and practices of the Company)."

The Staff has consistently affirmed that stockholder proposals relating to the qualifications and selection of a company's independent auditors may be excluded as relating to matters reserved for the board of directors and management of a company. See, e.g., Fleetwood Enterprises (avail. April 24, 2002); American Financial Group, Inc. (avail. April 4, 2002); Refac (avail. March 27, 2002); SONICblue (avail. March 23, 2001); Excalibur Technologies Corporation (avail. May 4, 1998); Rentrak Corporation (avail. June 9, 1997); Transamerica Corporation (avail. March 8, 1996); LTV Corporation (avail. December 30, 1996); Occidental Petroleum Corporation (avail. December 28, 1995); LTV Corporation (avail. November 22, 1995); Texaco Inc. (avail. August 23, 1993); Pacific Gas & Electric Company (avail. January 26, 1993); and Monsanto Company (avail. January 17, 1989). See also LTV Corporation (avail. November 25, 1998) (proposal to require disclosure of certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors).

Similarly, in a no-action letter issued to Community Bancshares, Inc. (avail. March 15, 1999), one of the proposals sought to amend the bylaws to require that the independent auditor be a regional or national certified public accounting firm and that the audit committee consist of independent directors. The Staff concluded that the proposal related to ordinary business operations "(i.e., selection and qualification of auditors)." See also Occidental Petroleum Corporation (avail. January 13, 1998) (proposal recommending that the company disclose certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors); and Occidental Petroleum Corporation (avail. December 28, 1995) (proposal recommending adoption of a policy that any auditing firm selected by the company provide surety for potential claims may be omitted because it relates to "the determination of criteria for the selection of independent auditors"). To the extent that it is deemed to relate to the Company's business, the Proposal relates to the selection and qualification of auditors and may be omitted from the 2003 Proxy Materials.

The procedural and managerial aspects of auditor selection further support the view (and, as discussed above, the Staff's consistent position) that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. In evaluating, recommending and selecting an auditor, an audit committee and board of directors must consider a number of factors. Such factors include, without limitation, the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the company's particular characteristics and requirements. Consequently, the evaluation and selection of auditors for a particular company is a complex task involving numerous factors with respect to which stockholders are not in a position to make an informed judgment. Accordingly, the Staff's no-action letters have recognized that auditor evaluation and selection is a responsibility that is properly allocated to the company as part of its ordinary business operations.

The Proponent does not indicate that he believes the prior financials to be incorrect or inadequate in any way or what is to be accomplished by a re-audit of prior years financial statements. An independent accounting firm, Arthur Andersen, in fact audited the financial statements of the Company. While there has been considerable press regarding Arthur Andersen in recent months, the Company does not believe that warrants a shareholder being able to micro-manage the accounting practices and policies of the Company.

Since the Proponent's Proposal number 3 mandates the Company adopt a particular accounting practice and the selection and qualification of auditors, i.e. the re-audit of prior financial statements by an accounting firm other than Arthur Andersen, the Proposals should be omitted under Rule 14a-8(i)(7) as relating to the conduct of the Company's ordinary business operations.

Proposal number 4 provides for "Call for election of complete board of directors, allowing stockholders to voice opinions due to transition to corporate structure". The main objective of the Proposal is not to address any particular policy or to provide an avenue for stockholder feedback on matters before the Board of Directors, but rather is to promote communication (allowing stockholders to voice opinions due to transition to corporate structure") presumably between the Company's directors and its shareholders. As more fully explained below, there is strong precedent that stockholder proposals addressing general corporate goals and proposals addressing stockholder communications come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

In Chevron Corp. (avail. Feb. 8, 1998), the Staff permitted the exclusion of a stockholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the Chevron proposal was excludable under the predecessor to Rule 14a- 8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the Chevron proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it calls for allowing stockholders to voice opinions: dealings between the Company's directors and the Company's stockholders.

Furthermore, in Jameson Inns Inc. (avail. May 15, 2001), a stockholder proposal urged the board of directors to take three specific actions, including "set[ting] up a forum ... to allow shareholders to ask questions of independent board members concerning conflicts of interest" (emphasis added). The proponent cast these recommendations as a method for the Company to "improv [e] shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and therefore was excludable under Rule 14a- 8(i)(7), as it related to "procedures for improving shareholder communications." As recognized in the Jameson Inns proposal, communications between directors and stockholders is a type of stockholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications. See also PeopleSoft, Inc. (Avail. March 14, 2003) where the Staff concurred that a proposal that "requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders" was properly excludable under rule 14a-8(i)(7), as relating to PeopleSoft's ordinary business operations (i.e., procedures for enabling shareholder communications).

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues and enabling stockholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

• In TRW, Inc. (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the stockholders regarding the Company's ordinary business operations are excludable. The TRW proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations."

• In Exxon Corporation (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of stockholder representatives to "review the management of the business and affairs of the corporation by the board of directors and [to] advise the board of its views and the views of shareholders which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations." See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] provide non-binding advice to the Board of Directors regarding the interests of shareholders on principal policy considerations relevant to the Company and its business").

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." While the Proposal references "transition to corporate structure", the Company is currently a corporation and the Board does not have under consideration a change in its corporate structure. As discussed below the Company's predecessor, Cap Rock Electric Cooperative, in 2001 converted from an electric cooperative to an investor owned electric utility through the issuance of shares of the Company to former members of the cooperative. The Company's Board of Directors is not considering changing the Company's structure.

Since Proposal number 4 relates to Cap Rock's ordinary business operations (i.e., procedures for enabling shareholder communications) it is excludable under Rule 14a-8(i)(7).

VII. The Proposals are contrary to the Commission's proxy rules under Rule 14a-8(i)(3) and are so vague as to be false and misleading under Rule 14a-9

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. Nynex Corp. (avail. Jan. 12, 1990) ("Nynex"). All of Proponent's Proposals suffer from this defect, and therefore may be omitted from the 2003 Proxy Statement pursuant to Rule 14a-8(i)(3).

Proposal number 1 calls for the "Complete public disclosure of the un-located stockholders in Cap Rock Energy Corp. Shareholder's Trust". The proposal is false and misleading because there are no stockholders, un-located or otherwise in the trust. The Trustees of the trust are the registered stockholders of the Company. Even if the

Company had access to information relating to the Shareholders' Trust (see Item X below), there is no definition of un-located stockholders which the Company may use to determine which if any person or entity related to the trust is to be made public. In addition there is no indication of what information about un-located stockholders the Company is to make public or how the Company is to go about any such public disclosure.

Proposal number 2 calls for "Stocks held in the shareholder's trust are not to be voted." Why such stocks (presumably shares of Cap Rock) are being excluded from being voted is not known or under what circumstances they are not to be voted. The Trustees have certain obligations required of them under the trust. One is its obligation to act in the best interest of its beneficiaries. This Proposal would clearly limit their ability to perform their trust obligations in violation of the trust documents and state law. In addition the Proposal is not one that the Company has the ability to implement. The trustees control the voting of any stocks held in the Trust, not the Company. The proposal is misleading in that it implies that the Company controls the voting of such stocks, which it does not.

Proposal number 3 calls for an "Independent audit of the financial statements of Cap Rock including all subsidiaries, dating back to five (5) years prior to the period when Arthur Andersen was accounting firm for company". The Proposal is misleading in that the Proposal implies that the financial statements of Cap Rock have not been independently audited, when it is clear from a reading of Cap Rock's financial statements that they have in fact been independently audited. There is no indication of how or when any such audit is to be conducted or the scope of any such audit. There is no indication of what is to be done with the results of the audit once completed or the purpose such an audit is to be made.

Proposal number 4 is in fact two separate proposals, which we will refer to as 4a and 4b. One calls for election of complete board of directors and the second calls for allowing stockholders to voice opinions due to transition to corporate structure. In Houston Industries Inc. (Mar. 28, 1990), a shareholder submitted a proposal urging the company's board of directors to "take such action as may be necessary to provide for the annual election of all 14 directors." The Staff agreed that the proposal was excludable because it failed to specify the time at which the change in electing directors was to be implemented and failed to describe the means by which it was to occur. Proposal number 4a provides neither of these details. Without such a time frame, Proposal 4a is excludable for vagueness under the Staff's interpretation of Rule 14a-8(i)(3) in Nynex. See also Chicago Milwaukee Corp. (Feb. 14, 1978). If the proposal were passed, it would be impossible for Cap Rock to determine how to implement it. In our opinion, Proposal 4a is therefore excludable for vagueness pursuant to Rule 14a- 8(i)(3).

Proposal 4b calls for "allowing stockholders to voice opinions due to transition to corporate structure". There is no indication of how, when or for how long Cap Rock is to implement such proposal if adopted. Clearly shareholders currently have the opportunity to express their opinions to the management and Board of Cap Rock, in numerous ways. They could do so either in writing at any time or in person at a shareholder meeting. The

Proposal is misleading because it implies that shareholders do not have such rights already or that Cap Rock has prevented them from doing so. The subject of such opinions relates to "transition to corporate structure." Cap Rock has been a corporate entity from its creation in December 1998, and is the successor to Cap Rock Electric Cooperative, which was also a corporate entity. While unclear if the transition to corporate structure refers to the transition of Cap Rock from an electric cooperative to an investor owned business corporation, the members of the Cooperative were given the opportunity to express their views through the vote of the Cooperative's members taken to authorize the transaction. Members of the Cooperative overwhelmingly approved the corporate restructuring with a vote of 4918 to 47. To imply that shareholders have not had the ability to voice opinions is false and misleading. In addition, there is no indication of how the Company is to allow stockholders to voice opinions or what the Company is to do once such opinions are expressed. If the proposal were adopted, it would be impossible for Cap Rock to determine how to implement it. In our opinion, Proposal 4b is therefore excludable for vagueness pursuant to Rule 14a- 8(i)(3).

Proposal number 5 calls for a "revision of voting process, allowing voter to mark his/her own mail in ballot." Cap Rock as a public company and registrant complies with the Commission's proxy rules, including Rule 14a-4(b) which requires any proxy to provide the person solicited the opportunity to specify by boxes a choice of approval or disapproval... Rule 14a-4(b) also requires the form of proxy to provide for security holders to withhold authority to vote for each director nominee. It is not clear what the Proponent wants the Company to revise since Cap Rock currently complies with the Commission's proxy rules and clearly allows shareholders to mark his/her own mail in ballot (i.e. proxy). If the proposal were adopted, it would be impossible for Cap Rock to determine how to implement it. In our opinion, Proposal 5 is therefore excludable for vagueness pursuant to Rule 14a-8(i)(3) and Rule 14a-9 and because any proxy not consistent with Rule 14a-4 would violate the Commission's proxy rules.

Proposal number 6 states that the "Board of Directors will no longer appoint proxy committee." It is not clear what proxy committee the Proponent is referring to. The Company does not appoint any Proxy Committee. The Company complies with state laws with respect to its annual meetings and the Commission's proxy rules. The Company does appoint the persons to act as proxies for the company in accordance with those rules. We do not know if the persons appointed as the proxies for the meetings is what the Proponent is referring to. Since the company does not know what committee it is not to appoint it also does not know how to implement the Proposal or what impact any such proposal would have if adopted. If the Proponent is seeking to prevent the Company from soliciting proxies for shareholder meetings, the Proposal would violate the Commissions proxy rules contained in Rule 14. In our opinion, Proposal 6 is therefore excludable for vagueness and because it would violate the Commission's proxy rules pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Pursuant to Rule 14a-8(i)(3) a corporation may exclude a proposal that is contrary to any of the SEC's proxy rules, including Rule 14a-9, which states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. The Commission has permitted the exclusion of shareholder proposals under Rule 14a-8(a) if "the action specified by the proposal is so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal would be implemented." Puget Energy, Inc. (avail. March 7, 2002); Gannett Co., Inc. (avail. February 24, 1998); Duquesne Light Co. (avail. Jan. 6, 1981).

For the foregoing reasons Cap Rock believes all of the Proposals may be excluded pursuant to Rule 14a-8(i)(3).

VIII. The Proposal improperly relates to the election of the Company's directors and is therefore excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." Pursuant to Article III of the Company's Amended and Restated By-Laws, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's directors, only two are up for election in 2003. Proposal number 4 appears to contemplate that the full Board of Directors should be elected at the upcoming meeting of shareholders. If this would result from the approval of the Proposal some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the number of nominees to the Board at the 2004 Annual Meeting. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8).

The Staff has stated in numerous no-action letters that vaguely worded proposals to declassify a company's board of directors are excludable because they relate to an election for membership on the company's board of directors. See Boeing Co. (avail. Feb. 6, 2002) (proposal recommending that board "adopt necessary rules to elect each director annually as a long-term policy" excludable); North Bancshares Inc. (avail. Jan. 29, 1998) (proposal to "eliminate the classification of the Company's Board commencing with the election of directors in 1999" excludable); Houston Industries Inc. (avail. Mar. 28, 1990) (proposal urging the board of directors to "take such action as may be necessary to provide for the annual election of all 14 directors" excludable); American Information Technologies Corp. (avail. Dec. 13, 1985) (similarly-worded proposal contravenes rule against inclusion of proposals relating to election of directors); First National State Bancorporation (avail. May 2, 1983) (proposal calling for company to "eliminate the staggering system for annual election of directors" excludable on same grounds); Brown Group, Inc. (avail. Nov. 22, 1977) (proposed resolution that the stockholders "assemble an annual meeting in person and by proxy to abolish or eliminate the stagger system and to have an annual election for the board of directors"). The Proposal is the same in all material respects as the proposals submitted in these letter rulings. The Proponent has made no attempt to provide for protection of the terms of directors already elected, or to clarify that the election scheduled at the 2003 Annual Meeting would not be affected. See also USX Corp. (avail. Feb. 13, 1991) (proposal to add minimum stockholding requirement as qualification for service beginning with 1992 annual meeting excludable because it affects directors previously elected).

Because Proposal number 4, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2004 Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the 2003 Proxy Statement.

IX. Certain of the Proposals have been substantially implemented and are therefore excludable under Rule 14a-8(i)(10)

Proposal number 3 calls for an independent audit of the Company's financial statements. An independent accounting firm has audited all of the company's financial statements since its creation in December 1998 and its predecessor's financial statements. These audited financials are available in the Company's filings with the Commission.

Proposal number 4 specifies a "Call for election of entire board of directors, allowing stockholders to voice opinions due to transition to corporate structure". The Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot. The Company's stockholders currently may communicate both directly and indirectly with the members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, the Corporate Secretary's office, at the annual shareholders meeting (which is attended by members of the Board of Directors) and by writing members of the Board of Directors either directly or in care of the Company. Therefore, the Company already provides for "allowing stockholders to voice opinions due to transition to corporate structure."

Proposal number 5 calls for a "revision to voting process, allowing voter to mark his/her own mail in ballot". Cap Rock as a public company and registrant complies with the Commission's proxy rules, including Rule 14a-4(b) which requires any proxy to provide the person solicited the opportunity to specify by boxes a choice of approval or disapproval... Rule 14a-4(b) also requires the form of proxy to provide for security holders to withhold authority to vote for each director nominee. Rule 14a-4(e) requires that "The proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies by means of a ballot provided pursuant to paragraph (b) a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made." Cap Rock complies with the Commission's proxy rules and clearly allows shareholders to mark his/her own mail in ballot (i.e. proxy). As such the Company has substantially implemented the Proposal.

Proposal number 6 states that the "Board of Directors will no longer appoint proxy committee." It is not clear what proxy committee the Proponent is referring to. The Company does not appoint any Proxy Committee. As such the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." Rule 14a-8(i)(10) also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See SEC Release No. 34-30091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has thereafter applied this interpretation. See SEC Release No. 34-40018 (May 21, 1998); AMR Company (avail. April 17, 2000); and Masco Company (avail. March 29, 1999).

Based on the foregoing, it is apparent that Proposals 3, 4, 5, and 6 have already been substantially implemented and that no purpose would be served by their inclusion in the Company's proxy materials. Accordingly, we believe that they may be properly excluded from the Company's proxy materials under Rule 14a- 8(i)(10) of the Exchange Act.

X. The Company lacks the power or authority to implement certain of the Proposals

Proposals numbered 1 and 2 seek to require the Company, if adopted, to cause the Trustees of the Cap Rock Energy Corporation Shareholder's Trust (the "Shareholders' Trust") (copy attached as Exhibit H) to "Complete public disclosure of the un-located stockholders" and "Stocks held in the shareholder's trust are not to be voted."

The actions demanded by the Proponent in these Proposals relate to matters over which the Company has no control or influence. These two Proposals require the Company to take actions that are the exclusive prerogative of, or to disclose facts that are known only to, the Trustees of the Shareholders' Trust. The Shareholders' Trust is separate from the Company; it is controlled by Trustees who are independent from the Company and not subject to the Company's influence or control; and the instrument creating the Shareholders' Trust provides by its terms that the "Trust is irrevocable" and the Company "shall have no right, either alone or in combination with others in whatever capacity, to alter, amend, revoke or terminate" the Shareholders' Trust, meaning that the Company cannot take the actions requested in Proposals 1 and 2 under any circumstances.

Cap Rock established the Shareholders' Trust in 2002 for the purpose of receiving and holding shares of common stock of Cap Rock for the benefit of former members of the Cooperative. Pursuant to the Trust the Trustees are vested with all right, title and interest in and to the shares of Cap Rock deposited into the Trust and while such shares are held in the Trust Cap Rock shall recognize the Trustees as record owners of the shares held in the Trust. In addition to all powers given to the Trustees by law, the Trustees are expressly granted the power to "Subject to the limitations set forth in Section C of this Article III, vote and give proxies to vote any securities, including the Shares, held as a part of the corpus of the Trust". Section C of Article III places restrictions on the Trustees' voting of Cap Rock shares in connection with a change in control of Cap Rock. The Trust does not give Cap Rock the unilateral right to terminate the Trust or remove the Trustees.

Rule 14a-8(i)(6) permits the exclusion of a stockholder proposal that ""the company would lack the power or authority to implement." The Company is obligated under the terms of the Trust Agreement to permit the Trustees to vote any securities held in the Shareholders' Trust, including shares of Cap Rock. As discussed above the Company simply does not have the unilateral power or authority under the Trust Agreement to cause the Trustees to publicly disclose the identity of any beneficiary of the Shareholders' Trust, which we can only assume is what is meant by the reference in Proposal number 1 to un-located stockholders, nor does the Company have the unilateral right to prevent the Trustees from carrying out their fiduciary obligations to represent its beneficiaries by voting securities held in the Shareholders' Trust.

The Staff has consistently permitted the exclusion of proposals that seek to have corporations perform tasks that they do not have the contractual authority to perform. See Liz Claiborne (avail. March 18, 2002) (permitting exclusion under Rule 14a-8(i)(6) where the proposal would cause the corporation to breach existing severance agreements); LESCO, Inc. (avail. April 2, 2001) (permitting exclusion of proposal to separate the role of Chairman of the Board and Chief Executive Officer pursuant to Rule 14a-8(i)(6)); Duke Energy Corp. (avail. January 16, 2002) (permitting exclusion of proposal for shareholder approval of all executive officer severance pay agreements); Putnam High Income Convertible and Bond Fund (avail. April 6, 2001) (allowing a corporation to omit a proposal that unilaterally required the reduction of contractual advisor fees); Whitman Corporation (avail. Feb. 15, 2000) (permitting exclusion of proposal to cancel a previously approved merger agreement); Galaxy Nutritional Foods Company (avail. October 12, 1999) (allowing omission of a proposal not to extend an executive's promissory note, breaching his employment agreement). To the extent the Proposal would require Cap Rock to unilaterally (1) disclose beneficiaries in the Shareholders' Trust or (2) prevent the Trustees from voting stocks held in the Shareholders' Trust, Cap Rock could not implement the Proposal without breaching the Trust Agreement.

In addition, the Staff has in the past acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would require intervening actions by third parties which are not subject to the company's control. See Pacific Gas and Electric Company

(Feb. 14, 1984) (where the company argued that the proposal implied "an action...proposed to be taken by a party independent of the issuer and over which it has no control."); Release No. 34-40018 (May 21, 1998) at note 20. Although proposals that require a company only to ask for cooperation from a third party may not normally be excluded, id., the Staff has consistently agreed that proposals that require a third party to actually cooperate may properly be excluded from a company's proxy materials. For example, the Staff has determined that proposals requiring a company to solicit offers for its stock that meet specified requirements may be omitted under Rule 14a-8(c)(6), "because Company directors would be unable to control the terms of an offer made by an independent offeror." FPL Group, Inc. (avail. Feb. 23, 1989); American Telephone and Telegraph Company (avail. December 14, 1988). A company may even exclude a shareholder proposal requiring a third party's cooperation even if it exerts some, but only limited, influence over the third party. For example, a company was generally understood to lack power or authority to control the activities of a foreign entity in which it was a minority shareholder. Harsco Corporation (avail. Feb. 16, 1988); Firestone Tire & Rubber Co. (avail. Dec. 31, 1986). See generally Santa Fe Southern Pacific Corp. (avail. Feb. 19, 1987) (proposal to direct sale of assets required to be disposed of by Interstate Commerce Commission but where Commission required to approve sale); American Electric Power Co. (avail. Feb. 5, 1985) (proposal relating to completion of a plant owned jointly by the company and two unaffiliated companies); Scott Paper Co. (avail. Feb. 5, 1982) (proposal to require that former management dispose of their financial interest in entities involved in the distribution or sale of the company's products).

Based on the foregoing, the Company lacks the power or authority to implement the Proposal and, accordingly, the Proposal may properly be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, Cap Rock respectfully submits that it may properly omit the Proposals from its 2003 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission. As stated above Cap Rock's 2003 Annual Meeting was tentatively scheduled for August 27, 2003. The Company currently contemplates delaying the meeting to September 16, 2003 (within 30 days of August 27, 2003), with definitive proxy materials being filed with the Commission no earlier than August 18, 2003. In accordance with Rule 14a-8(j), this no-action request is being filed with the Commission more than 80 days before the filing of the Company's definitive proxy materials.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter, or if you have any questions regarding the Proposal or this request, please call the undersigned at (903) 813-0377.

Sincerely,



Ronnie Lyon
Vice President/General Counsel

RL:lm
Enclosures: As stated.
xc: Mr. Harold Hoelscher

Exhibit “A”

April 27, 2003

Ronald W. Lyon
Corporate Secretary
Cap Rock Energy Corp.

Mr. Lyon:

As stockholders, we would like to present these shareholder proposals at the 2003 Annual Meeting of Cap Rock Energy Corporation. We request that they be included in the mailed out proxy material.

1. Complete public disclosure of the un-located stockholders in Cap Rock Energy Corp. Shareholder's Trust.

2. Stocks held in the shareholder's trust are not to be voted.

3. Independent audit of financial statements of Cap Rock including all subsidiaries, dating back to five (5) years prior to the period when Arthur Anderson was accounting firm for company.

4. Call for election of complete board of directors, allowing stockholders to voice opinions due to transition to corporate structure.

5. Revision of voting process, allowing voter to mark his/her own mail in ballot.

6. Board of Directors will no longer appoint proxy committee.

Rodney Gully
Harold Hoelscher

Exhibit “B”

Rodney Gully
3901 FM 2401
Garden City, Tx. 79739


PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT
OF THE RETURN ADDRESS, FOLD AT DOTTED LINE
CERTIFIED MAIL™

7002 3150 0000 7371 0945


ESSA TX 797
29 APR


U.S. POSTAGE
PAID
STANTON, TX
79782
APR 29, 03
AMOUNT
$4.42
00015530-04
UNITED STATES POSTAL SERVICE
0000
79701

RETURN RECEIPT REQUESTED

Ronald W. Lyon
Investor Relations
500 W. Wall Suite 400
Midland, TX 79701

R7 91


CAP ROCK ENERGY
CORPORATION
MAY 0 2 2003
RECEIVED

RECEIVED MAY - 6 2003

79701+5000



Exhibit “C”


nergy

May 9, 2003

Via Facsimile & Federal Express

Mr. Rodney Gully
3901 FM2401
Garden City, TX 79739

Re: Shareholder proposals

Dear Mr. Gully:

I am writing to acknowledge receipt of your letter dated April 27, 2003, which was received at the Company's principal executive offices on May 2, 2003, and which includes six numbered shareholder proposals to be presented at the 2003 Annual Meeting of Cap Rock Energy Corporation. I am sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

In order to be eligible to submit a proposal for consideration at Cap Rock's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of Cap Rock stock. I am therefore formally requesting from you proof of your Cap Rock stockholdings, as required under the SEC's rules and regulations, and as described for your reference in this letter.

If you are a shareholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your Cap Rock shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 annual meeting of shareholders. However, if you are not a registered shareholder, please understand that the company does not know that you are a shareholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the

CAP ROCK ENERGY ✦ 115 S. TRAVIS ✦ SHERMAN, TX 75090 ✦ PHONE (903) 813-0377 date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In addition, Rule 14a-8 of Regulation 14A limits the number of proposals a shareholder may submit for a particular shareholders' meeting to no more than one. Your letter contains six numbered proposals and therefore does not follow the rule's procedural requirements for shareholder proposals. I am therefore formally requesting that you limit your proposal to no more than one and that you identify which of the six proposals, if any, that you are submitting for Cap Rock's 2003 Annual Meeting.

Rule 14a-8 of Regulation 14A also provides that your proposal should state as clearly as possible the course of action that you believe the Company should follow. We do not believe your proposal(s) meet the requirements of Rule 14a-8 and you may wish to consider revising the proposal(s) in light of Rule 14a-8.

As required by Rule 14a-8 of Regulation 14A, we advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. In order for us to consider your proposal, you need to respond to each of these items within 14 days of receiving this letter.

Rule 14-8 of Regulation 14A sets forth numerous circumstances in which the Company may appropriately omit a proposal and supporting statements from its proxy materials even if all of the requirements described in the preceding paragraphs are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the proposal(s) to be omitted from the Company's 2003 proxy statement.

Thank you for your continuing interest in Cap Rock and this matter.

Sincerely,



Ronald W. Lyon
Vice President and General Counsel



May 9, 2003

<u>*Via Facsimile & Federal Express*</u>

Mr. Harold Hoelscher
1500 FM 3093
Garden City, TX 79739

Re: Shareholder proposals

Dear Mr. Hoelscher:

I am writing to acknowledge receipt of your letter dated April 27, 2003, which was received at the Company's principal executive offices on May 2, 2003, and which includes six numbered shareholder proposals to be presented at the 2003 Annual Meeting of Cap Rock Energy Corporation. I am sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

In order to be eligible to submit a proposal for consideration at Cap Rock's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of Cap Rock stock. I am therefore formally requesting from you proof of your Cap Rock stockholdings, as required under the SEC's rules and regulations, and as described for your reference in this letter.

If you are a shareholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your Cap Rock shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 annual meeting of shareholders. However, if you are not a registered shareholder, please understand that the company does not know that you are a shareholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In addition, Rule 14a-8 of Regulation 14A limits the number of proposals a shareholder may submit for a particular shareholders' meeting to no more than one. Your letter contains six numbered proposals and therefore does not follow the rule's procedural requirements for shareholder proposals. I am therefore formally requesting that you limit your proposal to no more than one and that you identify which of the six proposals, if any, that you are submitting for Cap Rock's 2003 Annual Meeting.

Rule 14a-8 of Regulation 14A also provides that your proposal should state as clearly as possible the course of action that you believe the Company should follow. We do not believe your proposal(s) meet the requirements of Rule 14a-8 and you may wish to consider revising the proposal(s) in light of Rule 14a-8.

As required by Rule 14a-8 of Regulation 14A, we advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. In order for us to consider your proposal, you need to respond to each of these items within 14 days of receiving this letter.

Rule 14-8 of Regulation 14A sets forth numerous circumstances in which the Company may appropriately omit a proposal and supporting statements from its proxy materials even if all of the requirements described in the preceding paragraphs are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the proposal(s) to be omitted from the Company's 2003 proxy statement.

Thank you for your continuing interest in Cap Rock and this matter.

Sincerely,



Ronald W. Lyon
Vice President and General Counsel

Exhibit “D”

TRANSMISSION VERIFICATION REPORT

TIME : 05/09/2003 12:04
NAME : RONNIE LYON
FAX : 9038682492
TEL : 9038130377

DATE,TIME	05/09 12:01
FAX NO./NAME	101043219153972376
DURATION	00:02:47
PAGE(S)	05
RESULT	OK
MODE	STANDARD ECM

Exhibit "E"

Subject: **FedEx shipment 792245268183**
Date: Tue, 13 May 2003 17:14:47 -0500 (CDT)
From: <sysdeliv@fn3a.prod.fedex.com>, FedEx <donotreply@fedex.com>
Reply-To: FedEx <donotreply@fedex.com>
To: <lmelson1@airmail.net>

Our records indicate that the shipment sent from LESLIE MELSON/LAW OFFICE OF RONALD LYON
to Harold Hoelscher has been delivered.
The package was delivered on 05/13/2003 at 4:01 PM and signed for or released by A.HOELSHER.

The ship date of the shipment was 05/09/2003.

The tracking number of this shipment was 792245268183.

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Exhibit "F"

Subject: FedEx shipment 792245278438
Date: Wed, 14 May 2003 17:42:03 -0500 (CDT)
From: <sysdeliv@fn3a.prod.fedex.com>, FedEx <donotreply@fedex.com>
Reply-To: FedEx <donotreply@fedex.com>
To: <lmelson1@airmail.net>

Our records indicate that the shipment sent from LESLIE MELSON/LAW OFFICE OF RONALD LYON
to Rodney Gully has been delivered.
The package was delivered on 05/14/2003 at 5:09 PM and signed for
or released by K.GULLY.

The ship date of the shipment was 05/09/2003.

The tracking number of this shipment was 792245278438.

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please visit our web site at http://www.fedex.com

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Estimated delivery reattempt	05/14/2003 by 16:30
Tracking number	792245278438
Reference number	CAP ROCK ENERGY
Ship date	05/09/2003
Delivered to	
Delivery location	GARDEN CITY TX
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Signed for by	
Service type	Priority Envelope

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Scan activity	Date/Time	Comments
On FedEx vehicle for delivery/MIDLAND TX	05/14/2003 08:48	
Package status/MIDLAND TX	05/13/2003 17:18	Package in FedEx location
Delivery attempt/MIDLAND TX	05/13/2003 16:08	Customer not available or Business closed
On FedEx vehicle for delivery/MIDLAND TX	05/13/2003 08:35	
Package status/MIDLAND TX	05/12/2003 18:20	Package in FedEx location
Delivery attempt/MIDLAND TX	05/12/2003 14:30	Customer not available or Business closed
On FedEx vehicle for delivery/MIDLAND TX	05/12/2003 08:12	
Arrived at FedEx Destination Location/MIDLAND TX	05/10/2003 08:42	
Arrived at FedEx Ramp/LUBBOCK TX	05/10/2003 05:52	
Left FedEx Sort Facility/MEMPHIS TN	05/10/2003 04:16	
Left FedEx Sort Facility/MEMPHIS TN	05/10/2003 01:58	
Left FedEx Sort Facility/MEMPHIS TN	05/09/2003 23:41	
Arrived at Sort Facility/MEMPHIS TN	05/09/2003 23:40	

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Exhibit “G”

Martin Co. Messenger 5-1-03

Cotton farmers offer Cap Rock proposals

MIDLAND - Two Glasscock County cotton farmers have presented several shareholder proposals for the 2003 Annual Meeting of Cap Rock Energy.

As both customers and stockholders in CRE, Rodney Gully and Harold Hoelscher of St. Lawrence have written CRE attorney Ronald Lyon, who serves as CRE corporate secretary, and asked to be heard at the next annual meeting.

In a letter to Lyon, the two request six proposals be placed on the agenda and be mailed out for proxy materials for those not able to make it

See page five

Cap Rock . . . From page one

to the meeting.

The six proposals offer a new twist in area cotton farmers' protests against CRE - that of using their rights as stockholders to become more involved in the operations of the company.

Like many others statewide, the cotton farmers are waiting for the results of a hearing May 6 to see if a bill in the Texas Legislature actually passed out of committee to the full House of Representatives, the same way it passed in the Senate. The bill would regulate Cap Rock like other electric utilities in the state. Following are the six proposals to two seek:

1. Complete public disclosure of the un-located stockholders in CRE Shareholder's Trust.
2. Stocks in the shareholder's trust are not to be voted.
3. Independent audit of financial statements of CRE including all subsidiaries, dating back to five years prior to the period when Arthur Anderson was CRE accounting firm
4. Call for election of board of directors, allowing stockholders to voice opinions due to transition to corporate structure.
5. Revision of voting process, allowing voter to mark mail-in ballot.
6. Board of Directors will no longer appoint proxy commitee.

Exhibit "H"

CAP ROCK ENERGY CORPORATION

SHAREHOLDERS' TRUST

THIS SHAREHOLDERS' TRUST (this "Trust") is established this 1st day of October, 2002, by and between **Cap Rock Energy Corporation** (the "Settlor"), a Texas corporation, **Alfred J. Schwartz** and **Robert G. Holman** (the "Trustees").

ARTICLE I

Purpose

The Settlor has created this Trust for the purpose of receiving and holding for the benefit of the former members of Cap Rock Electric Cooperative, Inc. (the "Cooperative") for whom the Cooperative does not presently have valid addresses the shares of the $.01 par value common stock of the Settlor that would have otherwise been distributed to those former members of the Cooperative in connection with the full implementation of the conversion of the Cooperative from a member owned electric cooperative to a shareholder owned business corporation.

ARTICLE II

Trust Corpus

A. Initial Deposit. Concurrently with the execution of this Trust, the Settlor has delivered to the Trustees a total of 346,958 shares of the $.01 par value common stock of the Settlor issued in the name of this Trust, and the Trustees shall hold, administer and distribute the Shares (as such term is herein defined) in accordance with the terms and provisions of this Trust. The Settlor may from time to time add additional Shares to the corpus of this Trust by causing such additional Shares to be issued in the names of the Trustees of this Trust, and the Trustees shall hold, administer and distribute the additional Shares in accordance with the terms and provisions of this Trust as if such additional Shares had originally been deposited with the Trustees of this Trust. As used in this Trust, the term "Shares" shall include the original shares of common stock of the Settlor delivered to the Trustees, as well as any and all in kind distributions with respect

05/23/2003 12:29 FAX 9156840334 CAPROCK ENERGY-ACCT → RONNIE LYON 001

to the common stock of the Settlor, including shares issued as stock dividends and stock splits.

B. Rights in the Shares. The Trustees are hereby vested, subject to the limitations set forth in Article III of this Trust, with all right, title and interest in and to the Shares, and the Trustees are authorized and empowered, subject to such limitations, to exercise and enjoy, for the purposes of this Trust and as record owner of the Shares, all the rights, privileges and benefits attributable to the Shares, including, but not limited to, the right, subject to the limitations set forth in Section C of Article III of this Trust, to vote the Shares on all matters and the right to receive any and all dividends and other distributions made with respect to the Shares. Until all of the Shares have been transferred out of the Trust and into the names of the beneficial owners thereof on the stock ownership records of the Settlor, the Settlor shall recognize the Trustees as record owners of the Shares held at any time and from time to time in the Trust and as fully entitled, subject to the limitations set forth in Article III of this Trust, to all rights, privileges, benefits and interests therein.

C. Management and Disposition of Trust Corpus. The Trustees shall hold, administer and distribute the Shares and other property that may be held from time to time as a part of the corpus of this Trust in accordance with the following terms and conditions:

(1) The Trustees shall make, directly or indirectly through the Settlor or others, a diligent and thorough effort to locate the beneficiaries of the Shares and other property held as a part of the corpus of this Trust. This effort shall include, but shall not be limited to, advertising the existence of this Trust and the Shares held herein from time to time in newspapers of general circulation in areas where the Settlor transacts business. The Trustees shall continue this effort so long as there remains any reasonable hope of finding the beneficiaries of this Trust.

(2) When a beneficiary is located, the Trustees shall cause the Shares held for such beneficiary to be transferred on the books and records of the Settlor into the name of the beneficiary or as

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otherwise directed by the beneficiary, and the Trustees shall then distribute the Shares so transferred, as well as the beneficiary's pro rata share of any other property held as a part of the corpus of this Trust, to such beneficiary (or his designee), free and clear of this Trust.

(3) When and if the Trustees determine that the remaining beneficiaries of this Trust cannot, without unreasonable effort on their part, be located, the Trustees shall provide the Settlor with notice under the Share Option Agreement (the "Option Agreement"), of even date herewith between the Settlor and this Trust which Option Agreement is attached hereto as Annex "A" and made a part hereof for all purposes, that they intend to allow the Shares and other property held as a part of the corpus of this Trust to escheat to the State of Texas. Upon the expiration of the option period set forth in the Option Agreement, the Trustees shall cause the Shares, as well as the other property then held as a part of the corpus of this Trust, to be considered abandoned and to escheat in accordance with the escheat laws of State of Texas.

ARTICLE III

Rights and Powers

A. Powers. In extension and not in limitation of the powers given by law or other provisions of this Trust to the Trustees, the Trustees, acting jointly, will have the following powers, where applicable, in each case to be exercised in the Trustees' discretion, but only in a fiduciary capacity, to:

(1) Retain in the Trust the Shares and any other property received by the Trustees comprising the corpus of this Trust;

(2) Do or cause to be done all such acts and things as may be necessary, in the sole opinion of the Trustees, to preserve and protect the rights of the Trust under the Option Agreement and the Funding Agreement (the "Funding Agreement") of even date herewith between the Settlor and this Trust, which Funding

05/23/2003 12:30 FAX 9156840334 CAPROCK ENERGY-ACCT → RONNIE LYON 003

Agreement is attached hereto as Annex "B" and made a part hereof for all purposes;

(3) Commence, compromise, settle, arbitrate, mediate or defend, at the expense of the Trust, any litigation with respect to this Trust as the Trustees deem necessary or advisable, including, but not limited to, litigation to enforce this Trust's rights under the Option Agreement and under the Funding Agreement;

(4) Invest and reinvest the property, other than the Shares, held as a part of the corpus of this Trust in any kind of real or personal property and in any kind of investment, including, but not limited to, corporate obligations, shares of stock, mutual funds and investment trust, that persons of prudence, discretion and intelligence would acquire for their own account, provided that the return from all investments must be reasonable in light of existing circumstances;

(5) Subject to the limitations set forth in Section C of this Article III, vote and give proxies to vote any securities, including the Shares, held as a part of the corpus of this Trust;

(6) Pay any assessments or other charges levied on the Shares or any other securities held as a part of the corpus of this Trust;

(7) Exercise any subscription, conversion or other rights or options that at any time attach, belong or are given to the holders of the Shares or any other securities held as a part of the corpus of this Trust;

(8) Enter into any contract or agreement that the Trustees deem to be in the best interest of this Trust;

(9) Register and carry the Shares and any other securities held as a part of the corpus of this Trust in the name of the Trustees, as Trustees, or in the name of a nominee or hold such securities unregistered, but without increasing or decreasing the liability of the Trustees as fiduciaries; and

05/23/2003 12:30 FAX 9156840334 CAPROCK ENERGY-ACCT → RONNIE LYON 004

(10) Subject to the limitations set forth in Sections B and C of Article III of this Trust, exercise any other power that may be necessary or desirable in the management of this Trust, regardless of whether the power is of like kind or character to the powers enumerated above, including, but not limited to, any power necessary or desirable to enable the Trustees to act under conditions which cannot now be foreseen.

B. Sale Limitations. Except as provided in this Section B of Article III of this Trust, the Trustees shall not have any authority or power whatsoever to sell or otherwise dispose of or encumber the Shares. In the case of an exercise pursuant to the Option Agreement by the Settlor, or an Affiliate of the Settlor (as such term is defined in Section H of Article III of this Trust), of the option to acquire the Shares held in the corpus of this Trust, the Trustees shall sell all of the Shares to the Settlor or its Affiliate in accordance with the terms and conditions of the Option Agreement. In the case of a tender offer or other repurchase offer by the Settlor or an Affiliate of the Settlor for shares of the capital stock of the Settlor (including, but not limited to, the tender offer for the Shares that the Settlor is required to make on the first anniversary of the issuance of the Shares), the Trustees may, in their sole discretion and acting jointly in the best interest of the beneficiaries of this Trust, sell all of the eligible Shares held in the corpus of this Trust to the Settlor or the Affiliate of the Settlor at the highest all cash price offered under the tender offer or other repurchase offer; provided, however, that notwithstanding the foregoing, with regard to any tender offer other than the tender offer the Settlor is required to make on the first anniversary of the issuance of the Shares, if the premium (i.e., the price per Share offered in the tender offer or other repurchase offer over the then market price per share of the Shares) for the Shares covered by the tender offer (or other repurchase offer) is 25% or greater, the Trustees shall sell all of the eligible Shares held in the corpus of this Trust to the Settlor or the Affiliate of the Settlor at the highest all cash price offered by the Settlor under the tender offer or other repurchase offer. Finally, in the event the Settlor fails to fulfill its obligations under the Funding Agreement to fund the Trust for the payment of compensation and expenses payable to the Trustees under Section G of Article III of this Trust, the Trustees may, in their sole discretion and acting jointly in the best interest of the beneficiaries of this Trust, sell such of the Shares as are necessary for the Trust to timely pay such compensation and expenses; provided, however, that notwithstanding the foregoing, the Trustees shall not be authorized to sell Shares to pay such compensation and expenses if there are other unencumbered assets in the corpus of this Trust of sufficient value that can be liquidated or otherwise used to pay such compensation and expenses.

C. Voting Limitations. The Trustees shall not vote the Shares in favor of the sale, mortgage, or pledge of all or substantially all of the assets of the Settlor, or for any change in the capital structure or the powers of the Settlor, or in connection with any merger, consolidation, reorganization, dissolution or similar type of transaction involving the Settlor, not approved by the Settlor's Board of Directors.

D. Action of Trustees. All action to be taken on any question arising between the Trustees, except as may otherwise be expressly provided in this Trust, shall from time to time be determined by unanimous vote or agreement of the Trustees then in office, if there are two trustees or less, and by a majority vote of the trustees if there are three or more, either at a meeting of the Trustees or, with or without a meeting, by a writing signed by all of the Trustees; provided, however, notwithstanding anything to the contrary herein contained, at any time that there is only one Trustee serving hereunder, such Trustee shall not take any actions with respect to the corpus of this Trust, except such actions as may be absolutely necessary to preserve the corpus of this Trust or such actions as may be specifically required by the terms of this Trust (as, for example, a sale pursuant to Section B of Article III of this Trust of the Shares pursuant to the terms of the Option Agreement). The Trustees may provide for the authentication or evidence of any action taken by them.

E. Resignation. A Trustee may resign at any time by delivering written notice thereof to the Settlor and the other Trustee.

F. Bond or Other Security. No bond or other security shall be required of the Trustees. If, notwithstanding the foregoing provision, bond or other security is required of the Trustees for any reason whatsoever, the Trustees, acting jointly, may provide same and the cost thereof shall be paid by the Settlor pursuant to its obligations under the Funding Agreement.

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G. Fees and Expenses. Each Trustee who is not an Affiliate of the Settlor shall be entitled to a fee from this Trust of $50 per hour for services rendered as a Trustee hereunder, subject to a non-cumulative maximum amount of $5,000 annually. Each Trustee who is an Affiliate of the Settlor (as such term is defined in Section H of this Article III) shall not be entitled to receive a fee for services rendered as a Trustee hereunder. Each Trustee, irrespective of whether or not he is an Affiliate of the Settlor, shall be entitled to reimbursement from this Trust for any and all reasonable expenses incurred in connection with the performance of his duties as Trustee hereunder. The funds necessary to make each compensation payment and each expense reimbursement to the Trustees under this Section G of Article III of this Trust shall be obtained from the Settlor in accordance with the terms of the Funding Agreement, and the Trustees shall not use any of the corpus of this Trust for such purposes unless they, in their sole discretion, conclude that the Settlor is not going to timely fulfill its obligations under the Funding Agreement.

H. Trustees' Relationship with the Settlor. Any Trustee and any firm, corporation, trust or association of which he may be a trustee, stockholder, director, officer, member, agent or employee may contract with or be or become pecuniarily interested, directly or indirectly, in any matter or transaction to which the Settlor or any Affiliate of the Settlor may be a party or in which it may be concerned, as fully and freely as though the Trustee were not a Trustee of this Trust. A Trustee shall not be disqualified from acting as such by reason of his being a director or officer of the Settlor or an Affiliate of the Settlor, but in no event shall there be at any time more than one Trustee of this Trust who is an Affiliate of the Settlor or who is employed by the Settlor or an Affilitate of the Settlor. As used in this Trust, the term "Affiliate of the Settlor" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Settlor, and a person shall be deemed to control another person (including the Settlor) if the controlling person is the beneficial owner (as defined in Rule 13d-3 under the Securities Act of 1934, as amended) of ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled person, whether through

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ownership of securities, through serving as an officer or director, by contract or otherwise.

I. Accounting. The Trustees shall keep adequate books of account, which shall be available for the inspection of the Settlor and the beneficiaries upon reasonable notice.

J. Liability of the Trustees. The Trustees will not be responsible for any loss that may occur by reason of the depreciation or decrease in value of the Shares or any other property held as a part of the corpus of this Trust. No Trustee will be liable for acts or defaults of any other Trustee or for acts or defaults of any agent of any other Trustee. The Trustees will be free from liability in acting upon any paper, document or signature believed by them to be genuine and to have been signed by the proper party. The Trustees will not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law, nor for anything that they may do or refrain from doing in good faith, nor generally will the Trustees have any accountability pursuant to this Trust, except that each Trustee shall be liable for his own fraud, gross negligence or similar conduct.

K. Conclusiveness of Actions. Every action taken by the Trustees, acting jointly, pursuant to this Trust shall be conclusive and binding upon all persons and no person will have any right or responsibility to look into the authority of the Trustees to perform any act.

ARTICLE IV

Successor Trustees

A. Appointment of Successor Trustees. If a Trustee dies, resigns or is removed, the vacancy occurring as a result of such death, resignation or removal shall be promptly filled with a qualified individual by the Settlor; provided, however, that at no time shall there be more than one Trustee of this Trust who is an Affiliate of the Settlor, or who is employed by the Settlor or by an Affiliate of the Settlor.

B. Rights and Powers of Successor Trustee. A successor Trustee shall have the rights and powers and shall be subject to the duties and responsibilities of a predecessor Trustee. A successor Trustee is authorized and directed, without requiring an audit or other independent accounting, to accept from a predecessor Trustee the assets delivered by the predecessor Trustee to the successor Trustee on the basis of the accounting submitted by the predecessor Trustee. A successor Trustee shall not have any duty or responsibility for the actions, defaults or omissions of a predecessor Trustee.

C. Transfer of Shares to Successor Trustees. Notwithstanding any changes in the identity of the Trustees, the certificates for the Shares or other securities standing in the name of the Trustees may be endorsed and transferred by any successor Trustee or Trustees with the same effect as if endorsed and transferred by the Trustee or Trustees who have ceased to act. The Trustees, acting jointly, are authorized and empowered to cause any further transfer of the Shares or other securities held a part of the corpus of this Trust that may be necessary because of any change of persons holding the office of Trustee.

ARTICLE V

Indemnification of Trustees

A. Mandatory Indemnification. (1) Subject to the conditions and limitations of this Article V, the Trust shall indemnify and hold harmless any Trustee who is or was a party, or is threatened to be made a party to, any threatened, pending or completed action, claim, litigation, suit or proceeding, whether civil, criminal, administrative or investigative, whether predicated on foreign, federal, state or local law, and whether formal or informal (collectively, "actions") by reason of his status as, or the fact that he is or was or has agreed to become, a Trustee of this Trust (an "Indemnitee"), and as to acts performed in the course of an Indemnitee's duty to this Trust and to the beneficiaries of this Trust, against:

(i) expenses, fees, costs and charges, including, without limitation, attorneys' fees and disbursements (collectively, "expenses") reasonably incurred by or on behalf of an Indemnitee in connection with any action (including, without limitation, in connection with the investigation, defense, settlement or appeal of such action), no matter by whom brought; provided, that it is not determined pursuant to Section B of Article V of this Trust, or by the court before which such action was brought, that:

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(a) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Trust and the beneficiaries of this Trust;

(b) the Indemnitee engaged in criminal, fraudulent or intentional misconduct in the performance of his duty to this Trust and to the beneficiaries of this Trust; and

(c) with respect to criminal actions, the Indemnitee had reasonable cause to believe his conduct was unlawful;

(ii) subject to the restrictions of Section A(3) of Article V of this Trust, amounts incurred by an Indemnitee in settlement of any action, no matter by whom brought; provided, that it is not determined pursuant to Section B of Article V of this Trust, or by the court before which such action was brought, that:

(a) such settlement was not in the best interests of this Trust and the beneficiaries of this Trust;

(b) such settlement was unreasonable (to a material extent) in light of all of the circumstances of such action;

(c) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Trust and the beneficiaries of this Trust; and

(d) the Indemnitee engaged in criminal, fraudulent or intentional misconduct in the performance of his duty to this Trust and to the beneficiaries of this Trust; and

(iii) subject to the restrictions of Section A(3) of Article V of this Trust, judgments, fines, penalties or other amounts incurred by an Indemnitee pursuant to an adjudication of liability in connection with any action; provided, that it is not determined pursuant to Section B of Article V of this Trust, or by the court before which such action was brought, that:

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(a) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Trust and the beneficiaries of this Trust;

(b) the Indemnitee engaged in criminal, fraudulent or intentional misconduct in the performance of his duty to this Trust and to the beneficiaries of this Trust; and

(c) with respect to criminal actions, the Indemnitee had reasonable cause to believe his conduct was unlawful and that he otherwise did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Trust and to the beneficiaries of this Trust.

(2) To the extent an Indemnitee has been successful on the merits or otherwise in connection with any action referred to in Section A(1) of Article V of this Trust, no matter by whom brought (including, without limitation, the settlement, dismissal, abandonment or withdrawal of any such action where the Indemnitee does not pay, incur or assume any material liability), or in connection with any claim, issue or matter therein, he shall be indemnified by this Trust against expenses reasonably incurred by or on behalf of him in connection therewith. This Trust shall pay such amounts (net of all amounts, if any, previously advanced to the Indemnitee pursuant to Section D of Article V of this Trust) to the Indemnitee (or to such other person or entity as the Indemnitee may designate in writing to this Trust) upon the executive's written request therefor without regard to the provisions of Section B of Article V of this Trust.

(3) Notwithstanding the provisions of Section A(1)(ii), and A(1)(iii) of Article V of this Trust, no indemnification shall be made to an Indemnitee by this Trust for monetary damages incurred by the Indemnitee pursuant to an action brought by a beneficiary of this Trust if it is determined pursuant to Section B of Article V of this Trust, or by the court before which such action was brought:

(i) the Indemnitee breached his duty of loyalty to this Trust or to the beneficiaries of this Trust;

(ii) the Indemnitee committed acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law; or

(iii) the Indemnitee derived an improper personal benefit from any transaction, unless such improper personal benefit is determined to be immaterial in light of all of the circumstances of such action.

B. Right to Indemnification; How Determined. (1) Except as otherwise set forth in this Section B of Article V of this Trust, any indemnification to be provided to an Indemnitee by this Trust under Section A of Article V of this Trust upon the final disposition or conclusion of an action (or a claim, issue or matter associated with such an action), unless otherwise ordered by the court before which such action was brought, shall be paid by this Trust (net of all amounts, if any, previously advanced to the Indemnitee pursuant to Section D of Article V of this Trust) to the Indemnitee (or to such other person or entity as the Indemnitee may designate in writing to this Trust) within sixty (60) days after the receipt of the Indemnitee's written request therefor, which request shall include a comprehensive accounting of amounts for which indemnification is being sought and shall reference the provision of Article V of this Trust pursuant to which such claim is being made.

Notwithstanding the foregoing, the payment of the requested amounts may be denied by this Trust if (i) the disinterested Trustees of this Trust, by a majority vote thereof, determine that such payment, in whole or in part, would not be in the best interests of this Trust and the beneficiaries of this Trust and would contravene the terms and conditions of Article V of this Trust; or (ii) a majority of the Trustees of this Trust are a party in interest to such action. In either of such events, the Trustees shall immediately authorize and direct, by appropriate resolution, that an independent determination be made as to whether the Indemnitee has met the applicable standard of conduct set forth in Section A of Article V of this Trust and, therefore, whether indemnification is proper pursuant to this Article V.

Such independent determination shall be made by a panel of three arbitrators in the city where the principal office of this Trust is located in accordance with the rules then prevailing of the American Arbitration Association, or, at the option of the

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Indemnitee, by an independent legal counsel mutually selected by the Trustees and the Indemnitee (such panel of arbitrators or independent legal counsel being hereinafter referred to as the "Authority").

In any such determination there shall exist a rebuttable presumption that the Indemnitee has met such standard of conduct and is therefore entitled to indemnification pursuant to Article V of this Trust. The burden of rebutting such presumption by clear and convincing evidence shall be on this Trust.

If a panel of arbitrators is to be employed, one of such arbitrators shall be selected by the Trustees, by a majority vote of the Trustees who were not parties in interest to such action (or, if such vote is not obtainable, by an independent legal counsel chosen by the Trustees), the second by the Indemnitee and the third by the previous two arbitrators.

The Authority shall make a determination within sixty days of being selected and shall simultaneously submit a written opinion of its conclusions to both the Trustees of this Trust, collectively, and to the Indemnitee, individually, and, if the Authority determines that the Indemnitee is entitled to be indemnified for any amounts pursuant to Article V of this Trust, this Trust shall pay such amounts (net of all amounts, if any, previously advanced to the Indemnitee pursuant to Section D of Article V of this Trust), including interest thereon as provided in Section E(3) of Article V of this Trust, to the Indemnitee (or to such other person or entity as the Indemnitee may designate in writing to this Trust) within ten days of receipt of such opinion.

(2) The Indemnitee may, either before or within two years after a determination, if any, has been made by the Authority, petition any court of competent jurisdiction to determine whether the Indemnitee is entitled to indemnification under Article V of this Trust. Such court shall thereupon have the exclusive power to make such determination unless and until such court dismisses or otherwise terminates such proceeding without having made such determination.

The court shall make an independent determination of whether the Indemnitee is entitled to indemnification as provided under Article V of this Trust, irrespective of any prior determination made by the Authority; provided, however, that there shall exist a rebuttable presumption that the Indemnitee has met the applicable

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standard of conduct and is therefore entitled to indemnification pursuant to Article V of this Trust. The burden of rebutting such presumption by clear and convincing evidence shall be on this Trust.

If the court determines that the Indemnitee is entitled to be indemnified for any amounts pursuant to Article V of this Trust, unless otherwise ordered by such court, this Trust shall pay such amounts (net of all amounts, if any previously advanced to the executive pursuant to Section D of Article V of this Trust), including interest thereon as provided in Section E(3) of Article V of this Trust, to the Indemnitee (or to such other person or entity as the Indemnitee may designate in writing to this Trust) within ten (10) days of the rendering of such determination.

The Indemnitee shall pay all expenses incurred by the Indemnitee in connection with the judicial determination provided in Section B(2) of Article V of this Trust, unless it shall ultimately be determined by the court that he is entitled to be indemnified, in whole or in part, by this Trust as authorized hereby. All expenses incurred by the Indemnitee in connection with any subsequent appeal of the judicial determination provided for in Section B(2) of Article V of this Trust shall be paid by the Indemnitee regardless of the disposition of such appeal.

(3) Except as otherwise set forth in Section B of Article V of this Trust, the expenses associated with the indemnification process set forth in Section B of Article V of this Trust, including, without limitation, the expenses of the Authority selected hereunder, shall be paid by this Trust.

C. Termination of an Action is Nonconclusive. The termination of any action, no matter by whom brought, by judgment, order, settlement, conviction, or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the Indemnitee has not met the applicable standard of conduct set forth in Section A of Article V of this Trust.

D. Advance Payment. (1) Expenses reasonably incurred by or on behalf of an Indemnitee in connection with any action (or claim, issue or matter associated with such action), no matter by whom brought, shall be paid by this Trust to the Indemnitee (or to such other person or entity as the Indemnitee may designate in writing to this Trust) in advance of the final disposition or conclusion of such action (or claim, issue or matter

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associated with such action) upon the receipt of the Indemnitee's written request therefor; provided, the following conditions are satisfied:

(i) the Indemnitee has first requested an advance of such expenses in writing (and delivered a copy of such request to this Trust) from each insurance carrier, to whom a claim has been reported under an insurance policy purchased by this Trust, if any, as provided under Section G of Article V of this Trust, and each such insurance carrier has declined to make such an advance;

(ii) the Indemnitee furnishes to this Trust an executed written certificate affirming his good faith belief that he has met the applicable standard of conduct set forth in Section A of Article V of this Trust; and

(iii) the Indemnitee furnishes to this Trust an executed written agreement to repay any advances made under Section D of Article V of this Trust if it is ultimately determined that he is not entitled to be indemnified by this Trust for such amounts pursuant to Article V of this Trust.

(2) If this Trust makes an advance of expenses to an Indemnitee pursuant to this Section D of Article V of this Trust, this Trust shall be subrogated to every right of recovery the Indemnitee may have against any insurance carrier from whom this Trust has purchased insurance for such purpose.

E. Partial Indemnification; Interest. (1) If it is determined by the Authority pursuant to Section B of Article V of this Trust, or by the court before which such action was brought, that an Indemnitee is entitled to indemnification as to some claims, issues or matters, but not as to other claims, issues or matters, involved in any action, no matter by whom brought, the Authority (or the court) shall authorize the reasonable proration of such expenses, judgments, penalties, fines and amounts incurred in settlement with respect to which indemnification is sought by the Indemnitee, among such claims, issues or matters as the Authority (or the court) shall deem appropriate in light of all of the circumstances of such action.

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(2) If it is determined by the Authority pursuant to Section B of Article V of this Trust or by the court before which such action was brought, that certain amounts incurred by the Indemnitee are for whatever reason unreasonable in amount, the Authority (or the court) shall authorize indemnification to be paid by this Trust to the Indemnitee for only such amounts as the authority (or the court) shall deem reasonable in light of all of the circumstances of such action.

(3) To the extent deemed appropriate by the Authority, or by the court before which such action was brought, this Trust shall pay interest to the Indemnitee, at a reasonable interest rate, for amounts for which this Trust indemnifies the Indemnitee.

F. Nonexclusivity of Agreement. The right to indemnification and advancement` expenses provided to an Indemnitee pursuant to Article V of this Trust shall not be deemed exclusive of any other rights to which the Indemnitee may be entitled by law, contract or otherwise, and the terms and provisions of Article V of this Trust shall continue as to the Indemnitee if he ceases to be a Trustee of this Trust, and such terms and provisions shall inure to the benefit of the heirs, executors and administrators of the Indemnitee.

G. Insurance. (1) This Trust may purchase and maintain insurance on half of an Indemnitee against any liability asserted against him or incurred by or behalf of him in such capacity as a Trustee of this Trust or of an affiliate, or arising out of his status as such, whether or not this Trust would have the power to indemnify him against such liability under the provisions of Article V of this Trust.

The purchase and maintenance of such insurance shall not in any way limit or affect the rights and obligations of this Trust or an Indemnitee under of Article V of this Trust and the adoption of Article V of this Trust by this Trust shall not in any way limit or affect the rights and obligations of this Trust or of the of the other party or parties thereto under any such policy or agreement of insurance.

(2) If the Indemnitee shall receive payment from any insurance carrier or from the plaintiff in any action against the Indemnitee in respect of indemnified amounts after payments on account of all or part of such indemnified amounts have been made by this Trust pursuant to Article V of this Trust, the Indemnitee shall promptly reimburse this Trust for the amount, if any, by which the sum of such payment by such

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insurance carrier or such plaintiff and payments by this Trust to the Indemnitee exceeds such indemnified amounts; provided, however, at such portions, if any, of such insurance proceeds that are required to be reimbursed to the insurance carrier under the terms of its insurance policy, such as deductible or coinsurance payments, shall not be deemed to be payments to the Indemnitee hereunder.

In addition, upon payment of indemnified amounts under Article V of this Trust, this Trust shall be subrogated to the Indemnitee's rights against any insurance carrier in respect of such indemnified amounts and the Indemnitee shall execute and deliver any and all instruments and documents and perform any and all other acts and deeds which this Trust deems necessary or advisable to secure such rights. The Indemnitee shall do nothing to prejudice such rights of recovery or subrogation.

H. Witness Expenses. Upon an Indemnitee's written request, this Trust shall pay (in advance or otherwise) or reimburse any and all expenses reasonably incurred by the Indemnitee in connection with his appearance as a witness in any action at a time when he has not been formally named a defendant or respondent to such an action.

I. Contribution. (1) If the indemnity provided for in Section A of Article V of this Trust is unavailable to an Indemnitee for any reason whatsoever, this Trust, in lieu of indemnifying the Indemnitee, shall contribute to the amount reasonably incurred by or on behalf of the Indemnitee, whether for judgments, fines, penalties, amounts incurred in settlement or for expenses in connection with any action, no matter by whom brought, in such proportion as deemed fair and reasonable by the Authority pursuant to Section B of Article V of this Trust, or by the court before which such action was brought, taking into account all of the circumstances of such action, in order to reflect (i) the relative benefits received by this Trust and the Indemnitee as a result of the event or transaction giving cause to such action; and (ii) the relative fault of this Trust (and its other Trustees) and the Indemnitee in connection with such event or transaction.

(2) An Indemnitee shall not be entitled to contribution from this Trust under Section I of Article V of this Trust if it is determined by the Authority pursuant to Section B of Article V of this Trust, or bar the court before which such action was brought, that the Indemnitee engaged in criminal, fraudulent or intentional misconduct in

the performance of his duty to this Trust or otherwise violated the provisions of Section A(3) of Article V of this Trust.

(3) This Trust's payment of, and the Indemnitee's right to, contribution under this Section I of Article V of this Trust shall be made and determined in accordance with Section B of Article V of this Trust relating to this Trust's payment of, and the Indemnitee's right to, indemnification.

J. Severability. If any provision of Article V of this Trust shall be deemed invalid or inoperative, or if a court of competent jurisdiction determines that any of the provisions of Article V of this Trust contravene public policy, Article V of this Trust shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such provisions which are invalid and inoperative or which contravene public policy shall be deemed, without further action or deed on the part of any person, to be modified, amended or limited, but only to the extent necessary to render the same valid and enforceable, and this Trust shall indemnify the Indemnitee as to expenses, judgments, fines and amounts incurred in settlement with respect to any action, no matter by whom brought, to the full extent permitted by any applicable provision of Article V of this Trust that shall not have been invalidated.

ARTICLE VI

Miscellaneous Provisions

A. Term of Trust. This Trust shall continue in full force and effect until all of the Shares and other property held as a part of the corpus of this Trust shall have been distributed by the Trustees.

B. Revocation of Trust. This Trust is irrevocable and the Settlor shall have no right, either alone or in combination with others in whatever capacity, to alter, amend, revoke or terminate this Trust.

C. Anticipatory Assignments. No beneficiary of this Trust may in any event anticipate any benefits that he may be entitled to receive hereunder. No assignment or order by a beneficiary by way of anticipation of any part of the Shares or other property held as a part of the corpus of this Trust will be valid, nor may the Trustees accept it, and the Trustees shall make all distributions pursuant to this Trust directly to the beneficiaries. No interest in the Shares or other property held as a part of the corpus of this Trust will be subject to the claims of a creditor, or be subject to attachment, garnishment, execution or other legal or equitable process or lien brought by or in favor of a creditor of a beneficiary of this Trust.

D. Manner of Distribution. The Trustees may distribute the Shares and other property held as a part of the corpus of this Trust to the beneficiary directly or to the guardian, custodian, trustee, receiver, conservator or other similar official for the beneficiary. The Trustees will not be responsible for any distribution of the Shares or other property held as a part of the corpus of this Trust once it has been made to the beneficiary or for his benefit as herein provided.

E. Severability. If any part, clause, provision or condition set forth in this Trust shall be held to be invalid or unenforceable, the remainder of this Trust shall be construed in all respects as if such invalid or unenforceable part, clause, provision or condition were omitted.

F. Rules of Construction. In this Trust, words in the singular number include the plural, and in the plural include the singular. Words of the masculine gender include the feminine and the neuter, and when the sense so indicates, words of the neuter gender may refer to any gender, and the word "or" is disjunctive but not exclusive. The captions and section numbers appearing in this Trust are inserted only as a matter of convenience and do not define, limit or describe the scope or intent of the provisions of this Trust.

G. Choice of Law. **THE SETTLOR AND THE TRUSTEES AGREE THAT CERTAIN MATERIAL EVENTS, OCCURRENCES AND TRANSACTIONS RELATING TO THIS TRUST BEAR A REASONABLE RELATIONSHIP TO THE STATE OF TEXAS. THE VALIDITY, TERMS, PERFORMANCE AND ENFORCEMENT OF THIS TRUST SHALL BE GOVERNED BY THOSE LAWS OF THE STATE OF TEXAS WHICH ARE APPLICABLE TO TRUSTS WHICH ARE EXECUTED, DELIVERED AND PERFORMED SOLELY IN THE STATE OF TEXAS.**

H. Counterparts. This Trust may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and the Settlor and the Trustees may execute this Trust by signing and delivering one or more counterparts.

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SIGNATURES

To evidence the binding effect of the terms and conditions of this Trust, the Settlor (through its duly authorized officer) and the Trustee have caused this Trust to be executed and delivered as of, but not necessarily on, the date first above written.

Settlor:

CAP ROCK ENERGY CORPORATION



By: ______________________
David W. Pruitt, President

Trustees:



Alfred J. Schwartz



Rob Holman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cap Rock Energy Corporation
Incoming letter dated May 27, 2003

The proposals relate to shareholder trusts, independent audits of financial statements, and voting.

There appears to be some basis for your view that Cap Rock may exclude the proposals under rule 14a-8(f). We note that that the proponent appears not to have responded to Cap Rock's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Cap Rock omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cap Rock relies.

Sincerely,



Grace K. Lee
Special Counsel